UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Commvault Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

204166102

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 9, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,616,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,616,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,616,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,978,672
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,978,672
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,978,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		438,699
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

438,699
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

438,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		256,450
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

256,450
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

256,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		256,450
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

256,450
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

256,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		495,220
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

495,220
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

495,220
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		238,770
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

238,770
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

238,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		238,770
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

238,770
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

238,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,616,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,616,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,616,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,616,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,616,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,616,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,616,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,616,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,616,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,616,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,616,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,616,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,616,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,616,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,616,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

PHILIP BLACK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UK, USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

R. TODD BRADLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

ROBERT SODERBERY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 204166102

1	NAME OF REPORTING PERSON

KATHERINE WAGNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. 204166102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(ix)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(x)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
20

CUSIP No. 204166102

(xi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);
(xiii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xiv)	Philip Black, as a nominee for the Board;
(xv)	R. Todd Bradley, as a nominee for the Board;
(xvi)	Gavin T. Molinelli, as a nominee for the Board;
(xvii)	Robert Soderbery, as a nominee for the Board; and
(xviii)	Katherine Wagner, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. The principal business address of Mr. Black is 1718 Midwick Place, Santa Barbara, California 93108. The principal business address of Mr. Bradley is 10738 N. Summit View Drive, Park City, Utah 84060. The principal business address of Mr. Molinelli is c/o Starboard Value LP, 777 Third Avenue, 18th Floor, New York, New York 10017. The principal business address of Mr. Soderbery is 801 El Camino Real, Menlo Park, California 94025. The principal business address of Ms. Wagner is c/o Citrix Systems Inc., 851 W. Cypress Creek Road, Fort Lauderdale, Florida 33309.

21

CUSIP No. 204166102

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP and Starboard L Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Mr. Black is serving as a member of the Board of Directors of NoviFlow Inc. The principal occupation of Mr. Bradley is serving as a member of the Boards of Directors of Eastman Kodak Company and Mattel, Inc. The principal occupation of Mr. Molinelli is serving as Partner and Co-Portfolio Manager of Starboard Value LP. The principal occupation of Mr. Soderbery is serving as the President of UpLift, Inc. The principal occupation of Ms. Wagner is serving as the Vice President of Global Finance and Administration of Citrix Systems, Inc.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Feld, Bradley, Molinelli and Soderbery and Ms. Wagner are citizens of the United States of America. Mr. Black is a citizen of both the United Kingdom and the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

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Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B to the Schedule 13D, which is incorporated by reference herein.

The aggregate purchase price of the 2,978,672 Shares beneficially owned by Starboard V&O Fund is approximately $106,731,946, excluding brokerage commissions. The aggregate purchase price of the 438,699 Shares beneficially owned by Starboard S LLC is approximately $15,721,676, excluding brokerage commissions. The aggregate purchase price of the 256,450 Shares beneficially owned by Starboard C LP is approximately $9,189,771, excluding brokerage commissions. The aggregate purchase price of the 238,770 Shares beneficially owned by Starboard L Master is approximately $8,558,520, excluding brokerage commissions. The aggregate purchase price of the 703,409 Shares held in the Starboard Value LP Account is approximately $24,853,788, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 9, 2020, Starboard V&O Fund (together with its affiliates, “Starboard”) delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of six highly qualified director candidates, including Philip Black, R. Todd Bradley, Gavin T. Molinelli, Jeffrey C. Smith, Robert Soderbery and Katherine Wagner (collectively, the “Nominees”), for election to the Board at the Issuer’s 2020 annual meeting of stockholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, finance, data management and storage, technology, cybersecurity, mergers and acquisitions, cloud computing, strategic transformation, and public company governance. Starboard carefully selected this highly qualified slate of Nominees who collectively have substantial and highly successful experience in the data protection and management industry and collectively have decades of experience as CEOs, senior executives, chairmen and directors of well-performing technology companies. Starboard expects that four of the Issuer’s eleven current Board members will be standing for election at the Annual Meeting, and if that remains the case, Starboard has indicated that it would withdraw two of its Nominees.

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CUSIP No. 204166102

Philip Black has served on the Board of Directors of NoviFlow Inc., a networking software company that focuses on cybersecurity, since January 2018. Previously, Mr. Black served as President and CEO of Nexsan Technologies, a storage systems provider, from September 2004 to March 2014, where he also served as a member of the Board of Directors until December 2012.  Prior to that, Mr. Black served as President and CEO of LightSand Communications, a storage networking provider, from 2001 to 2004, and as Managing Partner of IN_fusion, a storage industry consulting organization, from 2000 to 2001. Previously, Mr. Black served as co-CEO of Dot Hill Systems Corp. (formerly NASDAQ: HILL) (“Dot Hill”), a storage and backup solutions company that was later acquired by Seagate Technology plc (NASDAQ: STX), from 1999 to 2000, and as CEO of Box Hill Systems Corp (NYSE: BXH) (“Box Hill”), a storage systems company and predecessor of Dot Hill, from 1995 to 1999.  While at Dot Hill/Box Hill, Mr. Black also served as a member of the Board of Directors.  Mr. Black also founded or co-founded a number of other technology companies, including Tekelec Inc. (formerly NASDAQ: TKLC), a telecoms equipment company that was later acquired by the Oracle Corporation (NYSE: ORCL), where he served as President, CEO, and a member of the Board of Directors.  Previously, Mr. Black served as a member of the Board of Directors of Quantum Corporation (NASDAQ: QMCO), a storage systems company, from August 2013 to February 2016, where he served on both the Audit Committee and the Leadership and Compensation Committee and Simtek Corporation (n/k/a Cypress Semiconductor Corporation), a semiconductor design and manufacturing company, from September 2007 to September 2008.  Additionally, Mr. Black served as Co-chair of SNIA’s ILM and Data Protection Initiatives.  Mr. Black received A level certificates in Math and Physics from Christ’s College Finchley in the United Kingdom.

R. Todd Bradley has served on the Board of Directors of Eastman Kodak Company (NYSE: KODK), a technology company that produces printing-related products, since June 2017 and Mattel, Inc. (NASDAQ: MAT), a multinational toy manufacturing and entertainment company, since May 2018. Previously, he served as the Chief Executive Officer and Chairman of the Board of Mozido, a cloud-based mobile payment provider, from October 2015 to May 2017. Prior to that, Mr. Bradley served as the President of TIBCO Software Inc. (formerly NASDAQ: TIBX), a provider of infrastructure and business intelligence software, from June 2014 until it was acquired by Vista Equity Partners in December 2014. From 2005 to April 2014, Mr. Bradley served in a variety of roles at HP Inc. (“HP”) (NYSE: HPQ), a manufacturer of computers and printing products, along with related technologies solutions and services, including most recently as Executive Vice President, Strategic Growth Initiatives from June 2013 to April 2014. Prior to that, Mr. Bradley served as the CEO of Palm, Inc., a personal digital assistant and smartphone manufacturer, from 2001 to 2005, which was later acquired by HP. Earlier in his career, Mr. Bradley served as an Executive Vice President of Gateway Inc., a computer hardware provider, from 1998 to 2000; as President and CEO of TIP Trailer Services, an equipment service provider and a division of GE Capital, from 1997 to 1998; as the President and General Manager of AC Nielsen, a global data analytics and market research company and formerly an operating company of Dun & Bradstreet Corporation, from 1993 to 1996 and as a Vice President at FedEx Corporation (NYSE: FDX), a multinational delivery service company, from 1984 to 1993. Previously, Mr. Bradley served as a member of the Board of Directors at TrueCar, Inc. (NASDAQ: TRUE), a website that provides automotive pricing and information, from September 2013 to October 2016 and as a trustee for the Newseum Institute from 2014 to 2016. Mr. Bradley holds a B.S. in Business Administration from Towson University.

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CUSIP No. 204166102

Gavin T. Molinelli is a Partner and Co-Portfolio Manager of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies. Prior to Starboard Value LP’s formation in 2011, as part of the spin-off, Mr. Molinelli was a Director and an Investment Analyst at Ramius LLC for the funds that comprised the Value and Opportunity investment platform. Prior to joining Ramius LLC in October 2006, Mr. Molinelli was a member of the Technology Investment Banking group at Banc of America Securities LLC. Mr. Molinelli previously served on the Board of Directors of each of Forest City Realty Trust, Inc. (formerly NYSE: FCEA), a real estate investment trust, from April 2018 until its acquisition by Brookfield Asset Management Inc. (NYSE: BAM) in December 2018, Depomed, Inc. (NASDAQ: DEPO), a specialty pharmaceutical company, from March 2017 to August 2017 and Wausau Paper Corp. (formerly NYSE: WPP), a then leading provider of away from home towel and tissue products, from July 2014 until it was acquired by SCA Tissue North America LLC in January 2016. Mr. Molinelli also previously served on the Board of Directors of Actel Corporation (formerly NASDAQ: ACTL), a semi-conductor company. Mr. Molinelli received a B.A. in Economics from Washington and Lee University.

Jeffrey C. Smith is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies. Prior to founding Starboard Value LP in April 2011, Mr. Smith was a Partner Managing Director of Ramius LLC (“Ramius”), a subsidiary of the Cowen Group, Inc. (“Cowen”), and the Chief Investment Officer of the Ramius Value and Opportunity Master Fund Ltd. Mr. Smith was also a member of Cowen’s Operating Committee and Cowen’s Investment Committee. Prior to joining Ramius in January 1998, he served as Vice President of Strategic Development of The Fresh Juice Company, Inc. (formerly NASDAQ: FRSH). He currently serves as Chair of the Board of Directors of Advance Auto Parts, Inc. (NYSE: AAP), one of the largest retailers of automotive replacement parts and accessories in the United States, a position he has held since May 2016. Mr. Smith also serves as Chair of the Board of Directors of Papa John’s International, Inc. (NASDAQ: PZZA), the world’s third-largest pizza delivery company, since joining the Board of Directors in February 2019. Mr. Smith was formerly the Chair of the Board of Directors of Darden Restaurants, Inc. (NYSE: DRI), a multi-brand restaurant operator, from October 2014 to April 2016, and Phoenix Technologies Ltd. (formerly NASDAQ: PTEC), a provider of core systems software products, services, and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010. In addition, Mr. Smith previously served on the Board of Directors of a number of public companies, including: Perrigo Company plc (NYSE; TASE: PRGO), a leading global healthcare company, from February 2017 to August 2019; Yahoo! Inc. (formerly NASDAQ: YHOO) (n/k/a Altaba Inc.), a web services provider, from April 2016 until its operating business was sold to Verizon Communications Inc. in June 2017; Quantum Corporation (NYSE: QTM), a global expert in data protection and big data management, from May 2013 to May 2015; Office Depot, Inc. (NYSE: ODP), an office supply company, from August 2013 to September 2014; Regis Corporation (NASDAQ: RGS), a global leader in beauty salons, hair restoration centers and cosmetology education, from October 2011 until October 2013; Surmodics, Inc. (NASDAQ: SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, from January 2011 to August 2012; Zoran Corporation (formerly NASDAQ: ZRAN), a provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc in August 2011; Actel Corporation (formerly NASDAQ: ACTL), a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation in October 2010; Kensey Nash Corporation (formerly NASDAQ: KNSY), a medical technology company, from December 2007 to February 2009; S1 Corporation (formerly NASDAQ: SONE), a provider of customer interaction software for financial and payment services, from May 2006 to September 2008; and The Fresh Juice Company, Inc., from 1996 until its sale to the Saratoga Beverage Group, Inc. in 1998. Mr. Smith began his career in the Mergers and Acquisitions department at Société Générale. Mr. Smith graduated from The Wharton School of Business at The University of Pennsylvania, where he received a B.S. in Economics.

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Robert Soderbery has served as the President of UpLift, Inc., a travel financing startup, since May 2018 and as a member of its Board of Directors, since January 2015. In addition, Mr. Soderbery has served as a Senior Advisor to McKinsey & Company, a management consulting firm, since March 2017 and as an Advisor to Rubrik, Inc., a cloud data management company, since September 2016. From October 2009 to October 2016, Mr. Soderbery served a variety of senior roles, most recently as Senior Vice President and General Manager of Enterprise Products at Cisco Systems, Inc. (NASDAQ: CSCO), a technology company that manufactures and sells networking and telecommunications products, hardware, and software. Prior to that, Mr. Soderbery served as Senior Vice President in the Storage and Availability Management Group at Symantec Corporation (“Symantec”) (n/k/a NortonLifeLock Inc.) (NASDAQ: NLOK), a cyber security software company, from 2005 to 2009 and as Vice President, Product Management at Veritas Software Corp. (formerly NASDAQ: VRTS) (n/k/a Veritas Technologies LLC), a data management company, from 2000 to 2005 when it merged with Symantec. Earlier in his career, he co-founded and served as Vice President of Arithmos, a fabless semi-conductor startup. Mr. Soderbery holds a BS in Electrical Engineering from the California Institute of Technology and an MS in Computer Science from Stanford University.

Katherine Wagner has served as Vice President of Global Finance and Administration and Vice President Sales, Services and Marketing, Finance and Administration at Citrix Systems, Inc. (“Citrix”) (NASDAQ: CTXS), a multinational software company that provides server, application and desktop virtualization, networking, software as a service, and cloud computing technologies, since January 2019 and June 2017, respectively. During her tenure at Citrix, Ms. Wagner has also served as Vice President of Global Shared Services and Finance and Administration from April 2016 to May 2017 and Controller from June 2004 to March 2016. Prior to joining Citrix, Ms. Wagner served as an Audit Manager at Ernst & Young Global Limited, a leading multinational consulting, tax, and advisory firm, from May 2002 to June 2004. Prior to that, Ms. Wagner served as Audit Senior at Arthur Andersen LLP, a former accounting, auditing, tax and consulting services firm, from August 1999 to April 2002. She received her MBA and BS in Accounting from Florida Atlantic University, where she graduated Phi Beta Kappa and summa cum laude. Ms. Wagner is also a Certified Public Accountant (Florida).

Starboard has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

The Reporting Persons intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit votes for the election of Starboard’s slate of highly-qualified director nominees at the Annual Meeting. The Reporting Persons, who are anticipated to be the participants in the proxy solicitation, strongly advise all stockholders of the Issuer to read the proxy statement and other proxy materials as they become available because they will contain important information. Such proxy materials will be available at no charge on the SEC’s website at http://www.sec.gov. In addition, the Reporting Persons will provide copies of the proxy statement without charge, when available, upon request. Requests for copies should be directed to the Reporting Persons’ proxy solicitor.

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Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 46,601,042 Shares outstanding, as of January 30, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on January 31, 2020.

A.	Starboard V&O Fund
(a)	As of the close of business on April 8, 2020, Starboard V&O Fund beneficially owned 2,978,672 Shares.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 2,978,672
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,978,672
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on April 8, 2020, Starboard S LLC beneficially owned 438,699 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 438,699
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 438,699
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Starboard S LLC since the filing of the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
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C.	Starboard C LP
(a)	As of the close of business on April 8, 2020, Starboard C LP beneficially owned 256,450 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 256,450
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 256,450
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Starboard C LP since the filing of the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 256,450 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 256,450
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 256,450
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transaction in the Shares on behalf of Starboard C LP since the filing of the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 256,450 Shares owned by Starboard C LP and (ii) 238,770 Shares owned by Starboard L Master.

Percentage: Approximately 1.1%

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(b)	1. Sole power to vote or direct vote: 495,220
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 495,220
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transaction in the Shares on behalf of each of Starboard C LP and Starboard L Master since the filing of the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on April 8, 2020, Starboard L Master beneficially owned 238,770 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 238,770
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 238,770
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Starboard L Master since the filing of the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 238,770 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 238,770
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 238,770
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transaction in the Shares on behalf of Starboard L Master since the filing of the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
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H.	Starboard Value LP
(a)	As of the close of business on April 8, 2020, 703,409 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,978,672 Shares owned by Starboard V&O Fund, (ii) 438,699 Shares owned by Starboard S LLC, (iii) 256,450 Shares owned by Starboard C LP, (iv) 238,770 Shares owned by Starboard L Master, and (v) 703,409 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 4,616,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,616,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,978,672 Shares owned by Starboard V&O Fund, (ii) 438,699 Shares owned by Starboard S LLC, (iii) 256,450 Shares owned by Starboard C LP, (iv) 238,770 Shares owned by Starboard L Master and (v) 703,409 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 4,616,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,616,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 204166102

J.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,978,672 Shares owned by Starboard V&O Fund, (ii) 438,699 Shares owned by Starboard S LLC, (iii) 256,450 Shares owned by Starboard C LP, (iv) 238,770 Shares owned by Starboard L Master and (v) 703,409 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 4,616,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,616,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
K.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,978,672 Shares owned by Starboard V&O Fund, (ii) 438,699 Shares owned by Starboard S LLC, (iii) 256,450 Shares owned by Starboard C LP, (iv) 238,770 Shares owned by Starboard L Master and (v) 703,409 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 4,616,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,616,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 204166102

L.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,978,672 Shares owned by Starboard V&O Fund, (ii) 438,699 Shares owned by Starboard S LLC, (iii) 256,450 Shares owned by Starboard C LP, (iv) 238,770 Shares owned by Starboard L Master and (v) 703,409 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,616,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,616,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
M.	Mr. Black
(a)	As of the close of business on April 8, 2020, Mr. Black did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Black has not entered into any transactions in the Shares during the past sixty days.
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N.	Mr. Bradley
(a)	As of the close of business on April 8, 2020, Mr. Bradley did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Bradley has not entered into any transactions in the Shares during the past sixty days.
O.	Mr. Molinelli
(a)	As of the close of business on April 8, 2020, Mr. Molinelli did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Molinelli has not entered into any transactions in the Shares during the past sixty days.
P.	Mr. Soderbery
(a)	As of the close of business on April 8, 2020, Mr. Soderbery did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Soderbery has not entered into any transactions in the Shares during the past sixty days.
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CUSIP No. 204166102

Q.	Ms. Wagner
(a)	As of the close of business on April 8, 2020, Ms. Wagner did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Wagner has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 9, 2020, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund and its affiliates have agreed to indemnify each of Messrs. Black, Bradley and Soderbery and Ms. Wagner against any and all claims of any nature arising from the Solicitation and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

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CUSIP No. 204166102

Pursuant to letter agreements, Starboard V&O Fund has agreed to compensate Messrs. Black, Bradley and Soderbery and Ms. Wagner for being named as and serving as Nominees for election as directors of the Issuer (the “Compensation Letter Agreements”). Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Messrs. Black, Bradley and Soderbery and Ms. Wagner (i) $25,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $25,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission by Starboard Value LP or its affiliates relating to the Solicitation. Pursuant to the Compensation Letter Agreements, each of Messrs. Black, Bradley and Soderbery and Ms. Wagner agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”), subject to Starboard’s right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of Messrs. Black, Bradley and Soderbery and Ms. Wagner agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee’s nomination or appointment as a director of the Issuer, (iii) Starboard’s withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Black, Bradley and Soderbery and Ms. Wagner may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Philip Black, R. Todd Bradley, Gavin T. Molinelli, Robert Soderbery and Katherine Wagner, dated April 9, 2020.
99.2	Form of Indemnification Letter Agreement.
99.3	Form of Compensation Letter Agreement.
99.4	Powers of Attorney.

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CUSIP No. 204166102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld, Philip Black, R. Todd Bradley, Gavin T. Molinelli, Robert Soderbery and Katherine Wagner

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CUSIP No. 204166102

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	91,615	38.9116	03/30/2020
Purchase of Common Stock	91,615	38.9116	03/30/2020

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	26,954	38.9116	03/30/2020

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	15,771	38.9116	03/30/2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	14,623	38.9116	03/30/2020

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Common Stock	46,166	38.9116	03/30/2020